

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-Mail
Ding Jinbiao, Chief Executive Officer
Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211

> **Re:** **Westergaard.com, Inc.**
> **Amendment No. 2 on Form 8-K for the Reporting Period of February 11, 2011**
> **Filed August 17, 2011**
> **File No. 000-29761**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed August 17, 2011

Business, page 5
Overview, page 5

1.   We note your response to comment four of our letter dated June 7, 2011, and we reissue it. It appears that the Fujian Ansheng Share Transfer Agreement, the Ansheng Transfer Agreement, and Mr. Ding's voluntary capital contribution to Ansheng (HK) Holdings Limited allow Mr. Ding to ultimately own 98.4% of the Fujian Ansheng operating company through various non-PRC foreign entities. Please revise to clarify why Mr. Ding needed to use Mr. Lam to achieve eventual ownership of the operating company via these foreign vehicles to access to the U.S. public markets. For example, please discuss PRC regulatory restrictions of PRC citizens such as Mr. Ding from directly owning,

for example, the Hong Kong or BVI entities prior to receiving the government approvals for the operating company to be a Wholly Foreign Owned Enterprise.

2.   We note your response to comment six of our letter dated June 7, 2011, and we reissue it. Please advise us whether the deleted control arrangements between Mr. Ding and Mr. Lam from the prior amendment were informal understandings. If yes, please disclose these informal understandings and clarify whether they are enforceable.

3.   With respect to prior comments one through six and comment 14, please revise to consistently identify your current and previous control person(s) and the net payments that were made in the exchange and transfer transaction. In this regard, it is unclear if, for example, Mr. Lam and/or Mr. Ding acted as a straw person to allow the control person of your operating company to change its structure. It is also unclear if the primary reason for such a change in structure was to allow the control person to have control offshore, thereby allowing U.S. or other non-PRC investors to become shareholders.

Risk Factors, page 19

4.   We note your response to comment nine of our letter dated June 7, 2011, and we reissue it. Please advise us what law your PRC Counsel addressed in its opinion letter as to the legality of the corporate structure of Ansheng (HK) and Fujian Ansheng and provide us a brief summary of the letter. On page 21 you reference that you are "in material compliance with all applicable legal and regulatory requirements" while discussing a wide variety of matters and on page 29 you believe the M&A Rules and CSRC approval are not required. Please clarify whether the legal opinion addresses these disclosures.

China Regulation, page 49

5.   We note your response to comment 18 of our letter dated June 7, 2011, and we reissue it in part. Please revise the second to last sentence on page 50 and your Dividend Policy section on page 53 to clarify, if true, that you do not generate any dividends to your U.S. holding company and do not anticipate doing so. Further, please confirm in future filings that you will incorporate your response as it pertains to your ability to pay your U.S.-based expenses and clarify the adequacy of the escrow funds in your Liquidity and Capital Resources. Please provide us draft disclosure.

Exhibit 99.1

Financial Statements

Notes to Consolidated Financial Statements

Note 1- Organization and Description of Business, page F-7

6.   We note you have not fully addressed all of the issues noted in our prior comments 23 and 25 thus these comments are reissued. You disclose that the Fujian Ansheng Share Transfer Agreement took effect as of December 13, 2010 when Ansheng (HK) was registered as the sole shareholder of Fujian Ansheng with the Fujian Branch Office of the State Administration for Industry and Commerce, although the necessary consideration of approximately $1.9 million was not paid until February 2011. Please explain the basis for your conclusion that common control existed as of December 13, 2010 when Mr. Ding did not have any ownership or control of Ansheng (HK) based on the September 15, 2010 agreement and provide us any other agreements (translated in English) that establish that Mr. Ding retained ownership and control of the entities in December 2010.

7.   We note your response to prior comment 24 that at December 13, 2010, you recorded the reverse merger and a contribution receivable of $1,900,000 from Mr. Ding since it was the intent of all parties to complete a reverse merger with a public shell. However, we note that the Share Transfer Agreement between Mr. Ding and Mr. Lam and the consideration was not exchanged until February 2011. Please demonstrate to us how the above accounting is appropriate by providing the following information:
        (i)   your basis for recording the contribution receivable at December 13, 2010,
        (ii)   the reason why Mr. Ding is making a contribution when he is selling his shares in Ansheng Fujian,
        (iii)   clarify the offsetting of the contribution receivable and distribution payable to Mr. Ding
        (iv)   the amount of actual cash consideration that was transferred from the buyer (Mr. Lam) to the seller (Mr. Ding) for Ansheng Fujian,
        (v)   discuss how the intent of the parties can be the basis for reverse merger accounting prior to the agreement dated February 11, 2011.
        Please revise your accounting and disclosure as appropriate.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director